Filed pursuant to 424(b)(3)

Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 2 DATED MAY 25, 2017

TO THE PROSPECTUS DATED APRIL 28, 2017

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated April 28, 2017 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 12, 2017. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A.	To update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments.”

B.	To update disclosure in the section of the Prospectus titled “The Advisor and the Advisory Agreement.”

A.	Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments”

1. The following new subsection is inserted on page 120 of the Prospectus, immediately after the subsection titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Joint Venture—BTC Partnership”:

BTC II Partnership

On May 19, 2017, which we refer to as the “BTC II Effective Date,” IPT BTC II GP LLC, or the “BTC II General Partner,” IPT BTC II LP LLC, or the “IPT BTC II Limited Partner,” Industrial Property Advisors Sub IV LLC, or the “BTC II Special Limited Partner,” BCG BTC II Investors LLC, or the “BCG Limited Partner,” and bcIMC (College) US Realty Inc., bcIMC (Municipal) US Realty Inc., bcIMC (Public Service) US Realty Inc., bcIMC (Teachers) US Realty Inc., bcIMC (WCB) US Realty Inc., bcIMC (WCBAF) Realpool Global Investment Corporation, bcIMC (Hydro) US Realty Inc. and QuadReal US Holdings, Inc., which we collectively refer to as the “QuadReal Limited Partner,” entered into that certain Agreement of Limited Partnership of Build-To-Core Industrial Partnership II LP, which we refer to as the “BTC II Partnership Agreement,” setting forth the terms pursuant to which the parties intend to jointly invest in a portfolio of industrial properties located in certain major United States distribution markets, and to be comprised of approximately (i) 70% development investments, (ii) 20% value-add investments, and (iii) 10% core investments (the foregoing clauses (i) through (iii), each, an “Investment Segment”).

We refer to the BTC II General Partner and the IPT BTC II Limited Partner together as the “IPT BTC II Partners” and we refer to the IPT BTC II Partners, collectively with the BCG Limited Partner, the BTC II Special Limited Partner, the QuadReal Limited Partner and the BTC II Sell-Down Transferee (as defined below) (as applicable), as the “BTC II Partners.” The IPT BTC II Partners are our wholly-owned subsidiaries. The BTC II Special Limited Partner is a subsidiary of the Advisor. The BCG Limited Partner is an affiliate of Black Creek Group LLC, or “BCG”, which is an affiliate of the Sponsor. The BTC II Partnership Agreement sets forth certain rights and obligations among the BTC II Partners, including the following key provisions:

•	As of the BTC II Effective Date, the IPT BTC II Partners own a 13% interest in Build-To-Core Industrial Partnership II LP, or the “BTC II Partnership,” the BCG Limited Partner owns a 2% interest and the QuadReal Limited Partner owns the remaining 85% interest. The IPT BTC II Limited Partner has the right to transfer a portion of its interest in the BTC II Partnership in connection with the IPT BTC II Sell-Down (as defined below). The BTC II Partnership has a term ending on the tenth anniversary of the BTC II Effective Date, or the “BTC II Term,” and has an investment period, or the “Investment Period,” ending on the earliest to occur of: (i) the fifth anniversary of the BTC II Effective Date and (ii) twelve months after the expiration of the four year period in which the BTC II General Partner is obligated to present investment opportunities to the BTC II Partnership, or the “BTC II Identification Period.” The BTC Identification Period may be shortened upon the rejection by the QuadReal Limited Partner’s representative on the executive committee of the BTC II Partnership, or the “QuadReal Representative,” of a certain number of presented investment opportunities or, with respect to each Investment Segment, upon the date on which the targeted percentage of aggregate capital commitments have been invested in or reserved for investment in such Investment Segment.

•	Investments made by the BTC II Partnership will be held indirectly through wholly-owned subsidiaries of the BTC II Partnership, each of which we refer to as a “BTC II Partnership Subsidiary.” All investments will be held indirectly through a single BTC II Partnership Subsidiary that is expected to elect to be treated as a real estate investment trust for U.S. federal income tax purposes.

•	The BTC II General Partner will manage the day-to-day operations of the BTC II Partnership, subject to the rights of the QuadReal Limited Partner and the BTC II Sell-Down Transferee (as applicable) to approve certain major decisions, including, but not limited to: the acquisition and sale of investments; the creation or assumption of debt financing; entering into or terminating certain material agreements; settling material litigation; materially changing the tax or legal structure of the BTC II Partnership; entering into certain affiliate transactions; waiver of certain material rights; winding up, dissolution or liquidation of the BTC II Partnership; and any merger or consolidation of the BTC II Partnership.

•	The BTC II General Partner is required to have the properties in the BTC II Partnership portfolio appraised by an independent appraiser within the calendar year following acquisition with respect to core and value-add investments and within the calendar year following the date of completion with respect to development investments. Thereafter, the BTC II General Partner is required to have such investments appraised by an independent appraiser annually.

•	The BTC II Partnership Agreement contains procedures for making distributions to the parties, including incentive distributions to the BTC II General Partner and the BTC II Special Limited Partner, which are subject to certain return thresholds being achieved. The BTC II General Partner and the BTC II Special Limited Partner have agreed to share any incentive distributions by the BTC II Partnership such that the BTC II General Partner shall receive 30.4% of such incentive distributions and the BTC II Special Limited Partner shall receive 69.6% of such incentive distributions, which represents 80% of the incentive distributions attributable to interests in the BTC II Partnership which are not owned by the IPT BTC II Partners.

•	The BTC II Partners, other than the BTC II Special Limited Partner, will be obligated to make capital contributions in proportion to their respective BTC II Partnership interests with respect to each approved investment during the Investment Period, subject to any aggregate limits that may be applicable to a BTC II Partner’s obligation to contribute capital. In addition, both during and after the Investment Period, the BTC II General Partner is permitted to make additional capital calls with respect to certain preservation costs, certain limited operating and capital variances and other items.

•	The failure of a BTC II Partner to make a required capital contribution will result in the non-defaulting BTC II Partners having the right, but not the obligation, to: (i) require the BTC II Partner who made the capital call to revoke or revise the capital call notice and return the capital contributed by the non-defaulting partner pursuant to such capital call; (ii) fund the shortfall which, if funded, will be treated as a preferred equity capital contribution to the BTC II Partnership which accrues a preferred return; or (iii) make a capital contribution to the BTC II Partnership equal to the shortfall which will result in the dilution of the defaulting BTC II Partner’s interest in the BTC II Partnership. In addition, the defaulting BTC II Partner may forfeit certain rights under the BTC II Partnership Agreement, which rights will be reinstated if the funding of the shortfall is treated as a loan and the defaulting BTC II Partner repays the loan in full. If the defaulting BTC II Partner is an IPT BTC II Partner, then during the default period, it will be grounds to remove the BTC II General Partner for “cause,” as described below. If one of the IPT BTC II Limited Partners or the BCG Limited Partner fails to make a required capital contribution, and the other funds the required capital contribution, the funding BTC II Partner may elect, but is not obligated, to fund the non-funding BTC II Partner’s required capital contribution.

•	Subject to certain exceptions, during the BTC II Identification Period, the BTC II General Partner is required to present (i) two out of every three potential development industrial property investment opportunities; provided that the BTC II Partnership will have the first option to pursue all potential development industrial property investments prior to March 31, 2018, and four out of every five potential development industrial property investments prior to March 31, 2019; (ii) one out of every three potential value-add industrial property investment opportunities; and (iii) one out of every four core industrial property investment opportunities on a rotational basis, to the BTC II Partnership for consideration. If the BTC II Partnership declines to invest in any such opportunity due to the rejection by the QuadReal Representative of the potential investment, we or our affiliates will be permitted to pursue the opportunity. The BTC II General Partner’s obligation to present investment opportunities as described herein will terminate under certain circumstances, including but not limited to the removal of the BTC II General Partner or the rejection by the QuadReal Representative of a certain number of presented opportunities, as described above.

•	The BTC II General Partner may be removed for “cause” as defined in the BTC II Partnership Agreement, which includes, but is not limited to: (i) the commission by the BTC II General Partner of an uncured material breach, a willful bad act, or gross negligence which has a material adverse effect on the BTC II Partnership; (ii) an unpermitted change in control of the Company; or (iii) the bankruptcy of the BTC II General Partner. If the QuadReal Limited Partner requests the removal of the BTC II General Partner, the removal determination will be made by binding arbitration. If the arbitration results in a determination to remove the BTC II General Partner, then the QuadReal Limited Partner and the BTC II Sell-Down Transferee (if applicable) will either appoint a replacement general partner from a previously approved list of third-party real estate and investment management companies prior to the IPT BTC II Sell-Down or a replacement general partner that they select from and after the IPT BTC II Sell-Down.

•	Each of the IPT BTC II Limited Partner, the BCG Limited Partner, the QuadReal Limited Partner and the BTC II Sell-Down Transferee (if applicable) will not be permitted to transfer (as defined in the BTC II Partnership Agreement) their respective interests in the BTC II Partnership to a third party until the first date on which (x) 75% of the rentable space of the BTC II Partnership’s last acquired development investment has been leased to tenants under leases for which the lease commencement date has occurred and such tenants have taken occupancy of their premises and have commenced base rent payments, and (y) the weighted average lease term of the leases with respect to such development investment is greater than two years (assuming, in the determination of the weighted average lease term, that any existing tenant termination right is exercised as of the first date such termination would be effective, and no existing tenant option to extend its lease is exercised), or the “BTC II Trigger Date,” at which time each of the IPT BTC II Limited Partner, the BCG Limited Partner, the QuadReal Limited Partner and the BTC II Sell-Down Transferee (if applicable) will be permitted to transfer all (but not less than all) of their respective interests, subject to certain limitations and requirements (including, with respect to a transfer of the IPT BTC II Limited Partner’s interest in the BTC II Partnership to a transferee, the requirement that there be a concurrent transfer by the BTC II General Partner of its interest in the BTC II Partnership to such transferee, which transfer shall be subject to the limitations set forth in the immediately succeeding sentence). Following the BTC II Trigger Date, the BTC II General Partner also will be permitted to transfer its interest in the BTC II Partnership to a third party institutional transferee meeting certain conditions set forth in the BTC II Partnership Agreement, subject to the approval of the QuadReal Limited Partner and the BTC II Sell-Down Transferee (if applicable). Each Partner may transfer its respective interest to an affiliate of such Partner at any time, subject to certain limitations. With respect to a transfer to a third party, any non-transferring Partner will have a right of first offer with respect to the transferring Partner’s interest, as well as customary tag-along rights. If an IPT BTC II Partner rejects an offer pursuant to its right of first offer, the BCG Limited Partner may elect to accept such offer in lieu of the IPT BTC II Partner.

•	The IPT BTC II Limited Partner may transfer a portion of its interest in the BTC II Partnership, or the “IPT BTC II Sell-Down.” to a third-party meeting certain conditions set forth in the BTC II Partnership Agreement, or the “BTC II Sell-Down Transferee,” provided that the IPT BTC II Limited Partner maintains at least a 10% interest in the BTC II Partnership following the IPT BTC II Sell-Down.

•	At any time after the BTC II Trigger Date, the IPT BTC II Limited Partner, the QuadReal Limited Partner or the BTC II Sell-Down Transferee (if applicable) will have the right to trigger a buy-sell mechanism. For purposes of the buy-sell mechanism, the IPT BTC II Partners will be deemed a single partner. Upon delivery of a buy-sell notice, the buy-sell mechanism shall commence by any partner offering to purchase the entire interest of the other partners and the offeree must either sell its interest at the offered price or elect to buy the interest of the offering partner at the offered price. The IPT BTC II Partners will have a one-time right to delay any liquidation of the BTC II Partnership and the buy-sell process for up to 90 days (which in certain events may be extended to not more than six months in aggregate) if we are pursuing a transaction by which our common shares would become listed on a national securities exchange.

•	At any time, the IPT BTCII Partners may transfer all or any portion of their respective interest in the BTC II Partnership to one or more affiliates of BCG; provided that (i) if the BTC II General Partner transfers all but not less than all of its interest in the BTC II Partnership to one or more affiliates of BCG, such transferee shall become a substitute BTC II General Partner and assume all of the rights and obligations of the BTC II General Partner, and (ii) if the IPT BTC II Limited Partner transfers all but not less than all of its interest in the BTC II Partnership to one or more affiliates of BCG, such transferee shall assume the rights and obligations of the IPT BTC II Limited Partner.

•	Not more than 12 months prior to the expiration of the BTC II Term, each of the IPT BTC II Limited Partner, the QuadReal Limited Partner and the BTC II Sell-Down Transferee (if applicable) will have the right to cause a forced sale of the investment portfolio and other assets of the BTC II Partnership for a proposed price, subject to a right of first offer in favor of the non-initiating Partners to acquire the entire interest of the initiating Partner for a price determined in accordance with the terms of the BTC II Partnership Agreement, or the “BTC II ROFO Price.” In the event the non-initiating Partners decline to purchase the interest of the initiating Partner for the BTC II ROFO Price, the initiating Partner will have the right to market the portfolio to a third party at a price not less than 98% of the initiating Partner’s original proposed price. The initiating Partner may thereafter elect to present a forced sale of the portfolio for a price less than 98% of the initiating Partner’s original proposed price, subject to a right of first refusal in favor of the non-initiating Partners.

•	In the event of (i) a dispute as to “cause” (as described above) or (ii) a deadlock event prior to the BTC II Trigger Date, any limited partner may deliver a written arbitration notice to the other Partners and initiate a final and binding arbitration procedure as described in the BTC II Partnership Agreement.

Pursuant to the BTC II Partnership Agreement, the BTC II General Partner will provide, directly or indirectly by appointing an affiliate or a third party, acquisition and asset management services and, to the extent applicable, development management and development oversight services, which we refer to as the “BTC II Advisory Services.” As compensation for providing the BTC II Advisory Services, the BTC II Partnership will pay the BTC II General Partner, or its designee, certain fees in accordance with the terms of the BTC II Partnership Agreement. On May 19, 2017, the BTC II General Partner and Industrial Property Advisors Sub III

LLC, or the “BTC II Advisor Sub,” a wholly-owned subsidiary of the Advisor, entered into that certain agreement, which we refer to as the “BTC II Services Agreement,” pursuant to which the BTC II General Partner appointed the BTC II Advisor Sub to provide the BTC II Advisory Services, and the BTC II General Partner has assigned to the BTC II Advisor Sub certain fees payable pursuant to the BTC II Partnership Agreement for providing the BTC II Advisory Services. As a result of the payment of the fees pursuant to the BTC II Services Agreement, the fees payable to the Advisor pursuant to Advisory Agreement will be reduced by the product of (i) the fees actually paid to the BTC II Advisor Sub pursuant to the BTC II Services Agreement, and (ii) the percentage interest of the BTC II Partnership owned by us or any entity in which we own an interest. Accordingly, the aggregate of all fees paid to the BTC II Advisor Sub for providing the BTC II Advisory Services to the BTC II Partnership will not, with respect to the interests held by us or any entity in which we own an interest, exceed the aggregate amounts otherwise payable to the BTC II Advisor Sub pursuant to the BTC II Advisory Agreement.

Further, the BTC II Services Agreement provides that it will terminate upon termination of the Advisory Agreement with the exception that if the Advisory Agreement is terminated other than for “cause,” the BTC II Advisor Sub has the right, in its sole discretion, to require the BTC II General Partner to admit the BTC II Advisor Sub as an administrative general partner of the BTC II Partnership. If the BTC II Advisor Sub becomes the administrative general partner, then the BTC II Services Agreement will terminate and the BTC II Advisor Sub will continue to provide the BTC II Advisory Services and receive the same fees as those to which the BTC II Advisor Sub had been entitled under the BTC II Services Agreement prior to its termination. If the BTC II Advisor Sub becomes the administrative general partner of the BTC II Partnership, then the BTC II Advisor Sub will have the right to jointly propose any “major decisions” with the BTC II General Partner pursuant to the BTC II Partnership Agreement but will not otherwise control or manage the BTC II Partnership.

B.	Update to the Section of the Prospectus Titled “The Advisor and the Advisory Agreement”

The	following updates and replaces the subsection titled, “Services Agreement” on page 143 of the Prospectus:

The Advisor and its affiliates are paid fees in connection with services they provide to us. The Advisor may also, directly or indirectly (including, without limitation, through us or our subsidiaries), receive fees from our joint venture partners and co-owners of our properties for services provided to them with respect to their proportionate interests. Fees received from joint venture partners or co-owners of our properties and paid, directly or indirectly (including, without limitation, through us or our subsidiaries), to the Advisor may be more or less than similar fees that we pay to the Advisor pursuant to the Advisory Agreement. The General Partner of the BTC Partnership, the Advisor and the Advisor Sub have entered into the Amended Services Agreement, pursuant to which the General Partner appointed the Advisor Sub to provide acquisition and asset management services and, to the extent applicable, development management and development oversight services to the BTC Partnership, which we refer to as the “BTC Advisory Services” and has assigned to the Advisor Sub the fees payable pursuant to the BTC Partnership Agreement. Additionally, the General Partner of the BTC II Partnership, the Advisor and the BTC II Advisor Sub have entered into the BTC II Services Agreement, pursuant to which the General Partner appointed the BTC II Advisor Sub to provide acquisition and asset management services and, to the extent applicable, development management and development oversight services to the BTC II Partnership, which we refer to as the “BTC II Advisory Services” and has assigned to the BTC II Advisor Sub the fees payable pursuant to the BTC Partnership Agreement. See “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Joint Venture” for a description of the BTC Partnership and BTC II Partnership and the respective services agreements.

S-4